Exhibit 99.49

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

February 25, 2019

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on February 25, 2019 and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Prometic secures additional USD $10 million (CAD $13.2 million) tranche from Structured Alpha LP, an affiliate of Thomvest Asset Management Inc., under its existing credit facilities.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”) announced that it has secured an additional USD $10 million (CAD $13.2 million) tranche from Structured Alpha LP (“SALP”), an affiliate of Thomvest Asset Management Inc., under the existing loan agreement originally entered into with SALP in November 2017. Other than the extension of this additional tranche, the provisions of the existing credit facilities with SALP remain in full force and effect.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

February 27, 2019

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary